FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2008

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated November 19, 2008 announcing that Registrant’s SkyAbis cellular backhaul solution has been added to Incomnet’s satellite communications network to serve Mongolia’s mobile operators.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated November 20, 2008

Mongolia’s Incomnet expands its Gilat SkyEdge network to include cellular backhaul solution

Petah Tikva, Israel, November 19, 2008 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that Incomnet has added Gilat’s SkyAbis cellular backhaul solution to its satellite communications network to serve Mongolia’s mobile operators. Incomnet is one of Mongolia’s largest telecommunications service providers.

Gilat’s SkyAbis is a prepackaged solution for cellular backhaul, based on the SkyEdge multi-service platform. The solution enables operators to deploy hybrid networks that extend the reach of their terrestrial and cellular infrastructure to remote communities. SkyAbis features traffic optimization and dynamic bandwidth allocation for CDMA/GSM backhaul, with much higher space-segment efficiencies when compared to SCPC.

Earlier this year Incomnet deployed a Gilat SkyEdge network, which provides toll-quality telephony to Mongolia’s rural citizens as part of Incomnet’s Universal Service Obligations. The network also provides interactive data networking to selected Mongolian government agencies and businesses, particularly those in the financial-services sector.

“Our choice of Gilat’s SkyAbis cellular backhaul solution is based on our excellent experience with Gilat’s advanced satellite communications technology and our satisfaction with the dedicated customer support we receive,” said Incomnet CEO Dr. Sanjaa Ganbaatar. “Our ongoing relationship with Gilat has helped us build a significant customer base as we continue to provide superior telecommunications services. We are pleased to have the opportunity to extend these services to Mongolia’s cellular operators.”

Arie Rozichner, Gilat’s regional vice president, Eurasia, said, “This new development with Incomnet is a good example of how Gilat partners with its customers to provide the unique solutions that fit their specific requirements. In this case, Gilat combined its advanced satellite communications technology with its optimized CDMA cellular backhaul solution. This provides Incomnet with a solution that can increase its business and service offering, while opening the door to new telecommunication niches and directions.”

Incomnet is a long-standing Gilat customer, having deployed Gilat VSAT networks nationwide since 2001.

Gilat’s SkyEdge is a satellite communications system that delivers high-quality voice, broadband data and video services over a powerful unified system. SkyEdge represents Gilat’s extensive knowledge base and field-proven product offering, acquired through two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

About Incomnet
Incomnet was founded in 2001 to deploy broadband VSAT networks throughout Mongolia for public telephony and interactive data networking applications. The Company also provides IT consulting services and cooperates with local and international consulting organizations. For more information, please visit www.icn-mn.net.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ and SkyEdge II Product Family which includes the SkyEdge Pro, SkyEdge IP, SkyEdge Call, SkyEdge DVB-RCS and SkyEdge Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly, Phone: +972-3-925-2406, Email: Kimk@gilat.com